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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                      Amendment No. 2 (Final Amendment) to
                                  SCHEDULE 13D

                                  Statement of

             Paul R. Dupee, Jr., George Bigelow and Lawrence Sosnow

        Pursuant to Section 13(d) of the Securities Exchange Act of 1934

                                 in respect of

                          MAXICARE HEALTH PLANS, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                   577904204
                                 (CUSIP Number)

                                 Leonard Chazen
                             Howard, Darby & Levin
                          1330 Avenue of the Americas
                               New York, NY 10019
                                 (212) 841-1096
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 April 2, 1998
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement including all exhibits should be filed with the Commission. See Rule 13d-1(a) for the other parties to whom copies are to be sent.



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* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

1. Names of Reporting Person I.R.S. Identification Nos. of Above Person (Entities Only)

     Paul R. Dupee, Jr.

2.   Check the Appropriate Box if a Member of a Group (a) [ ]
                                                      (b) [X]

3.   SEC Use Only

4.   Source of Funds

     PF

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.   Citizenship or Place of Organization: United States citizen

7.   Number of Shares Beneficially Owned With Sole Voting Power 327,100

8.   Number of Shares Beneficially Owned With Shared Voting Power 0

9.   Number of Shares Beneficially Owned With Sole Dispositive Power 327,100

10.  Number of Shares Beneficially Owned With Shared Dispositive Power 0

11.  Aggregate Amount Beneficially Owned 327,100

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares X

13.  Percent of Class Represented by Amount in Row (11) 1.82%

14.  Type of Reporting Person IN



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     This Amendment No. 2 to Schedule 13D relates to the Common Stock, par value
$.01 per share, of Maxicare Health Plans, Inc., a Delaware corporation (the "Company"), which has its principal executive offices at 1149 South Broadway Street, Suite 910, Los Angeles, California 90015. This Amendment amends the
Schedule 13D originally filed with the Commission on April 13, 1998 by Mr.
Paul R. Dupee, Jr., George Bigelow and Lawrence Sosnow. This is a final amendment. Capitalized terms used but not defined herein shall have the meanings given to them in the Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration

     Item 3 of the initial Schedule 13D filed by the Filing Parties is hereby amended to read in its entirety as follows:

     The Filing Parties used their personal funds to purchase the shares of Common Stock of the Company (the "Shares") to which this Statement relates.

     The amount of funds used to date to acquire the Shares is approximately $4,539,312.30.



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                                      -4-



Item 4.  Purpose of Transaction

     Item 4 of the initial Schedule 13D filed by the Filing Parties is hereby amended to read in its entirety as follows:

     The Filing Parties acquired their holdings of Common Stock because they believed that the Common Stock represented a favorable investment opportunity. The Filing Parties believe that it is in the best interest of the Company's shareholders for the Company's board of directors (the "Board") to pursue the possibility of a strategic transaction, including a business combination or a sale of the Company or its assets, and to execute such a transaction if it can enhance shareholder value.

     Mr. Dupee is aware that the Company has stated in its preliminary solicitation materials that "the Board has been supervising management's evaluation of the Company's businesses and operations and enhancing and focusing on those operations which have generated substantially all of the Company's growth and profitability in recent years." Based on that statement, Mr. Dupee believes that the existing Board intends to retain certain of the Company's existing operations, whereas he believes the Company should pursue the possibility of a strategic transaction or transactions involving all of the Company's businesses and assets.

     Therefore, Mr. Dupee has commenced a formal solicitation of consents in accordance with applicable proxy regulations (the "Consent Solicitation"). The Consent Solicitation seeks to enact certain proposals that would elect a majority of the Board who are committed, subject to their fiduciary duties, to pursuing strategic alternatives, including a business combination or sale of all of the Company's businesses and assets.

     On April 22, 1998, Mr. Dupee filed a definitive consent solicitation statement (the "Solicitation Statement") with the Securities and Exchange Commission pursuant to the Securities Act of 1934, as amended, and the applicable rules thereunder. The Solicitation Statement described Mr. Dupee's proposals, which would, among other things, add ten new directors to the Board, thereby increasing the authorized number of directors to seventeen and fill the resulting new directorships with the Soliciting Shareholder Nominees (defined below), who would constitute a majority of the Board. Mr. Dupee has also proposed repealing any bylaw amendments adopted by the Board since February 1, 1998.

     Mr. Dupee has proposed for election ten people (the "Soliciting Shareholder Nominees") to fill the newly-created directorships, including himself, George Bigelow and Lawrence



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                                      -5-


Sosnow. Mr. Dupee, Mr. Bigelow and Mr. Sosnow (the "Filing Party Nominees") are Filing Parties.

     Mr. Dupee and certain other Soliciting Shareholder Nominees (not including the other Filing Persons) will solicit individuals, brokers, banks, bank nominees and other institutional holders in connection with the Consent Solicitation and will not receive any compensation for such solicitation.

     The Filing Party Nominees have no present intention to change the existing senior management of the Company or to halt the Company's announced plans to streamline its operations and to focus on the Company's most profitable operations, although the Filing Party Nominees believe the Company should pursue a strategic transaction or transactions that include these operations as well. The Filing Party Nominees intend to appoint a committee to oversee the implementation of their plan to pursue strategic alternatives.

     Mr. Dupee, J.O. Hambro Capital Management Limited, North Atlantic Smaller Companies Investment Trust plc ("NASCIT") and American Opportunity Trust ("Opportunity") have entered into an oral agreement under which the costs of the Consent Solicitation will be shared 40% by Mr. Dupee, 40% by NASCIT and 20% by Opportunity. The Filing Parties intend to request, subject to their fiduciary duties, reimbursement of costs and expenses in connection with the Consent Solicitation.

     The Filing Parties have not agreed, and are not contractually obligated, to vote the shares of Common Stock beneficially owned by such Filing Parties in any manner in connection with the Consent Solicitation or with respect to any other vote of the shareholders of the Company. The Filing Parties reserve the right to participate in or initiate, alone or with others, any plans, proposals or transactions of a similar or different nature with respect to the Company or its securities.

     The Filing Parties intend to review their investment in the Company on a continuing basis and, depending on various factors, including the Company's business, affairs and financial position, other developments concerning the Company, the price level of the Common Stock, conditions in the securities markets and general economic and industry conditions, as well as other investment opportunities available to the Filing Parties, may in the future take such actions with respect to their investment in the Company as they deem appropriate in light of the circumstances existing from time to time. Such actions may include the purchase of additional Common Stock in the open market, in privately negotiated transactions or otherwise, or the sale at any time of all or a portion of the Common Stock now owned or hereafter acquired by the Filing Parties to one or more purchasers. The Filing Persons may revise the proposals or submit additional proposals for action by shareholders by written consent or for adoption by shareholders at any meeting of shareholders.

     Except as described in this Item 4, as of the date of this Amendment none of the Filing Parties has formulated any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction; (c) a sale or transfer of a material amount of assets of the Company or its subsidiaries, if any; (d) any change in the present board of directors or management of the Company, including any change in the number or term of



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directors or the filling of any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company;
(f) any other material change in the Company's business or corporate structure;
(g) changes in the Company's charter or bylaws or other actions that may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or securities association; (i) causing a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to those enumerated above.

Item 5.  Interest in Securities of the Issuer

     Item 5 of the initial Schedule 13D filed by the Filing Parties is hereby amended to read in its entirety as follows:

     (a)-(b) Set forth below is the aggregate number of shares and percentage of the outstanding Common Stock of the Company beneficially owned (i) by each of the Filing Parties and (ii) to the knowledge of the Filing Parties, by each other person or entity that may be deemed to be a member of a group with the Filing Parties for the purposes of Section 13(d) of the Exchange Act and the rules promulgated thereunder:

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Filing Party             Aggregate      Number of       Number of         Number of        Approximate
                         Number of        Shares:        Shares:        Shares: Sole or    Percentage*
                          Shares        Sole Power     Shared Power      Shared Power
                                          to Vote        to Vote          to Dispose
---------------------------------------------------------------------------------------------------
Paul R. Dupee, Jr.        327,100        327,100               0           327,100            1.82%
---------------------------------------------------------------------------------------------------
George Bigelow              1,000          1,000               0             1,000           .0056%
---------------------------------------------------------------------------------------------------
Lawrence Sosnow             9,000          9,000               0             9,000             .05%
---------------------------------------------------------------------------------------------------
J O Hambro
& Company(1)              559,050              0         559,050           559,050             3.1%
---------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------
J O Hambro Asset
Management(1)             559,050              0         559,050           559,050             3.1%
---------------------------------------------------------------------------------------------------
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J O Hambro
Capital Management        480,200              0         480,200           480,200             2.7%
---------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------
J O Hambro
Investment
Management(1)              78,850              0          78,850            78,850             0.4%
---------------------------------------------------------------------------------------------------



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
------------------------------------------------------------------------------------------------------
Filing Party             Aggregate      Number of       Number of         Number of        Approximate
                         Number of        Shares:        Shares:        Shares: Sole or    Percentage*
                          Shares        Sole Power     Shared Power      Shared Power
                                          to Vote        to Vote          to Dispose
------------------------------------------------------------------------------------------------------
Christopher H.B.
Mills                     480,200          0             480,200           480,200             2.7%
------------------------------------------------------------------------------------------------------
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GFS(1)                    305,000          0             305,000           305,000             1.7%
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NASCIT                    305,000          0             305,000           305,000             1.7%
------------------------------------------------------------------------------------------------------
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American
Opportunity Trust          90,000          0              90,000            90,000             0.5%
------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------


*Based on 17,925,381 shares of Common Stock, par value $.01 per share, outstanding as of March 25, 1998, as reported in the Company's Annual Report on Form 10-K for the year ended December 31, 1997.

(1) Such entities may be deemed to beneficially own the shares set forth in the table next to the names of persons other than the Filing Parties and to be part of a group pursuant to Rule 13d-3 under the Exchange Act, but such entities are not participants in the Consent Solicitation.

     (c) In the 60 days prior to the date of the filing of this Amendment, the Filing Parties have effected no transactions in the Common Stock other than those set forth in the following table:

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Filing Party       Date        No. of Shares       Price (US$)          Broker
-----------------------------------------------------------------------------------
Dupee            2/17/98          4,600             $9.5300          BCS Brokerage
-----------------------------------------------------------------------------------
Dupee            2/18/98          5,500              9.6000          BCS Brokerage
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Dupee            2/25/98          2,000             10.2562          BCS Brokerage
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Dupee             3/2/98          4,000              9.7500          BCS Brokerage
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Dupee             3/3/98          1,200              9.5000          BCS Brokerage
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Dupee             3/5/98          8,800              9.7500          BCS Brokerage
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Dupee             3/9/98          8,500              9.8750          BCS Brokerage
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Dupee            3/12/98         10,300             10.7500          BCS Brokerage
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Sosnow           3/13/98          7,000             10.9839          BCS Brokerage
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Dupee            3/13/98          5,000             10.9375          BCS Brokerage
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Dupee            3/13/98          5,000             10.9338          BCS Brokerage
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Dupee            3/13/98          5,000             10.9325          BCS Brokerage
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



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
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Filing Party       Date        No. of Shares       Price (US$)          Broker
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
Bigelow          3/16/98          1,000             11.0625          Fidelity
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Sosnow           3/19/98          2,000             11.7094          BCS Brokerage
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Dupee            3/20/98         10,700             12.6210          BCS Brokerage
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Dupee            3/26/98         20,600             11.7650          BCS Brokerage
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Dupee            3/27/98         11,000             11.9375          BCS Brokerage
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Dupee            3/27/98            900             12.000           BCS Brokerage
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Dupee             4/1/98         40,000             11.6250          BCS Brokerage
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Dupee             4/2/98         15,000             11.6250          BCS Brokerage
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


     All of the above transactions were effected in the open market.

     (d) Not applicable

     (e) Not applicable

     The total number of shares of Common Stock owned by the Filing Parties and the other persons or entities that may be deemed to be members of a group with the Filing Parties is 896,150, as compared with the 902,150 shares reported in the Statement on Schedule 13D filed on April 13, 1998. The difference of 6,000 shares is the result of a clerical error in calculating the number of shares reported as owned by Mr. Dupee in the Statement filed on April 13. The corrected number of shares of Common Stock owned by the Filing Parties and such other persons or entities represents 4.9993% of the outstanding share of Common Stock of the Company. Accordingly, this Statement on Schedule 13D is terminated and this Amendment No. 2 constitutes the final amendment hereto.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Except as set forth in Item 4, hereof, there are no agreements, understandings or relationships between any of the Filing Parties and any other person with respect to the securities of the Company.

Item 7. Material to be Filed as Exhibits

     The following documents are filed herewith:

     (a) Joint Filing Agreement dated as of April 10, 1998, among Paul R. Dupee, Jr., George Bigelow and Lawrence Sosnow



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                                   SIGNATURES

     After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 22, 1998

                                         Paul R. Dupee, Jr.



                                         By: /s/ LEONARD CHAZEN
                                            ----------------------------------
                                            Name: Leonard Chazen
                                            Title: Attorney-in-Fact



                                         George Bigelow:



                                         By: /s/ LEONARD CHAZEN
                                            ----------------------------------
                                            Name: Leonard Chazen
                                            Title: Attorney-in-Fact



                                         Lawrence Sosnow:



                                         By: /s/ LEONARD CHAZEN
                                            ----------------------------------
                                            Name: Leonard Chazen
                                            Title: Attorney-in-Fact



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